UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
MARCH 8, 2006

TDC A/S
(Exact Name of Registrant as specified in its Charter)
Nøerregade 21
DK-0900 Copenhagen C
DK-Denmark
(Address of Registrant’s Principal Executive Offices)
Commission File Number:
001-12998

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).
Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-___

The attached notices were sent to the Copenhagen Stock Exchange and certain shareholders in relation to the initiation of the redemption of shares by Nordic Telephone Company ApS.
Shareholders in the United States will not be eligible to deliver their shares to Nordic Telephone Company ApS during the notice period referred to in such notices, any delivery of shares during such period, directly or indirectly, by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telephone or internet) of interstate or foreign commerce of, or any facility of a national, state or other securities exchange of the United States will not be permitted, and no transfer of such shares will be settled except as described in such notices.
The attached documents are being submitted in accordance with the requirements to furnish a Form 6-K pursuant to the Securities Exchange Act of 1934, as amended, and not to induce, directly or indirectly, participation by any person in the United States or any US person (as defined under Regulation S under the Securities Act of 1933, as amended).
TDC ANNOUNCES REDEMPTION OF SHARES HELD OUTSIDE THE UNITED STATES
In conjunction with a redemption of its shares held outside the United States, TDC A/S has published the following materials:
1.	Announcement to the Stock Exchange in Copenhagen; and

2.	Notice to Non-U.S. Shareholders.
Copies of these documents are attached hereto as Exhibits 99.1 and 99.2.
For further information please contact TDC Investor Relations at +45 3343 7680.
TDC A/S
Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

March 8, 2006

(Date)
TDC A/S

(Registrant)

/s/ FLEMMING JACOBSEN

Flemming Jacobsen
Vice President Treasury